Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

June 20, 2008

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:	USANA Health Sciences, Inc.

Schedule 13E-3; File No. 005-55565

Filed June 3, 2008, as amended June 5, 2008

Filed by Unity Acquisition Corp. et al.

Schedule TO; File No. 000-55565

Filed June 2, 2008, as amended June 5, 2008

Filed by Unity Acquisition Corp. et al.

Schedule 13D/A filed by Gull Holdings, Ltd. et al.

Filed June 2, 2008

File No. 005-55565

Dear Mr. Duchovny:

This letter is submitted on behalf of Unity Acquisition Corp. (“Purchaser”), Gull-Unity Holding Corp. (“Holdco”), Gull Holdings, Ltd. (“Gull Holdings”), Myron W. Wentz, David A. Wentz, Jacquelyn R. Wentz, Bryan Wentz, Annette Wentz, Paul & Jane Meyer Family Foundation, Alice Jane Meyer, Paul J. Meyer, Centre Island Properties, Ltd., Waco Boys Club Foundation, Inc., L-K Marketing Group, LLC and Beagle Irrevocable Asset Trust (collectively, the “Filing Persons”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of June 16, 2008 to the undersigned (the “Comment Letter”).

In connection herewith, the Filing Persons will file via EDGAR Amendment No. 3 (the “Amendment”) to the Schedule TO/Schedule 13E-3 filed on June 2, 2008, as amended (the “Schedule TO”), which incorporates the changes made in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. In the responses, the capitalized terms not otherwise defined have the meanings ascribed to such terms in the Schedule TO.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Schedule 13D/A

Comment 1:

Please revise the Schedule to check box 2(a) in each cover page of the amendment to Schedule 13D filed as part of your Schedule TO filing or provide us your analysis supporting your decision to check box 2(b). We note that the filing persons are a group under the provisions of Rule 13d-5(b)(1). If you revise the Schedule as requested above, also revise Items 11 and 12 in the cover page for each filing person, as appropriate.

Response 1:

In response to the Staff’s comment, the Filing Persons have revised each cover page of the amendment to Schedule 13D filed as part of the Amendment to check box 2(a) instead of box 2(b). The Filing Persons also have revised each cover page of the amendment to Schedule 13D filed as part of the Amendment to revise Item 12 in the cover page for each Filing Person.

Offer to Purchase

Summary Term Sheet, page 4

Comment 2:

Please revise your summary term sheet to address the going private aspects of the transaction.

Response 2:

The Filing Persons respectfully submit that the Questions and Answers captioned “Why are you making the Offer?” on page 2 of the Offer to Purchase, “Is this the first step in a going-private transaction?” on page 5, “Do you have interests in the Offer and the Merger that are different from my interests as a shareholder of USANA?” on page 6, and “What is the position of Purchaser, Holdco and the Offer Participants as to the fairness of the Offer and the Merger?” on page 7, substantially address the going private aspects of the transaction. In addition, the Filing Persons have revised Item 1 of the Schedule TO to add a new Question and Answer captioned “What factors did you consider in determining to undertake the Offer and the Merger?” to further address the Filing Persons’ reasons for the Offer and the Merger.

Special Factors

Comment 3:

The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section “Introduction.”

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Response 3:

In response to the Staff’s comment, the Filing Persons have revised Item 5 of the Schedule TO so that the Section entitled “INTRODUCTION” beginning on page 8 of the Offer to Purchase is relocated to (by deleting it in its entirety and restating it in full on) the page immediately following the end of the Section entitled “SPECIAL FACTORS.”

Reasons for the Offer and the Merger, page 13

Comment 4:

Please revise the fourth bullet point on page 13 to quantify the costs that will no longer be expended in connection with the company’s reporting obligations. Also, clarify whether the bidders will need to obtain audited financial statements in connection with the financing of the offer.

Response 4:

In response to the Staff’s comment, the Filing Persons have revised Item 6 of the Schedule TO to replace the fourth bullet point on page 13 of the Offer to Purchase with the following:

•

The elimination of costs associated with being a public company, which cost savings, in the aggregate, are estimated to be approximately $1,150,000 on an annual basis. These costs include legal fees associated with filing periodic reports with the SEC, the expense of publishing and distributing annual reports and proxy statements to shareholders, the increased costs that resulted from the enactment of the Sarbanes-Oxley Act of 2002 and the related SEC rules, and a portion of USANA’s independent accounting firm fees for audit services (since USANA will be required to provide audited financial statements to its lender on a going-forward basis for periods subject to completion of the Offer, the cost savings include only incremental savings on accounting fees in an estimated amount of $250,000);

Position of Purchaser, page 14

Comment 5:

We note that you refer to an oral presentation by Canaccord Adams but that a written presentation was filed as an exhibit to the Schedule 13E-3. Please clarify.

Response 5:

The Filing Persons respectfully submit to the Staff that in the May 12, 2008 conference call with Dr. Wentz and David Wentz, Canaccord Adams presented orally the valuation data and analyses described in the Offer to Purchase, but did not provide written or electronic materials. Canaccord Adams subsequently provided to Dr. Wentz and David Wentz an electronic copy of the data and analyses underlying the presentation, for their information. This electronic copy was filed as an exhibit to the Schedule TO. In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 9) of the Schedule TO to clarify the nature of the exhibit.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

The Filing Persons respectfully submit to the Staff that in the copy of the presentation sent to Dr. Wentz and David Wentz, Canaccord Adams inadvertently omitted information related to recent acquisitions of direct selling and dietary supplement companies. Such data has now been included in the Offer to Purchase in connection with Response 6 below.

Comment 6:

Please revise to disclose the data underlying the results in each analysis described in this section. For example, disclose (i) the data from each transaction used in the Average Premium Data analysis, including transaction prices and premiums that resulted in the premiums disclosed on page 14, (ii) the data from each analyst whose ratings and estimates was used in the related analysis, (iii) the estimated revenues and EBITDA for each company in the peer group analysis, including USANA, and (iv) the data from each transaction used in the comparable transactions analysis and the USANA data to which you applied the multiple to arrive at the implied per share equity values. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response 6:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to amend and restate the Section of the Offer to Purchase entitled “PRESENTATION BY FINANCIAL ADVISOR” beginning on page 14 of the Offer to Purchase. The amended and restated Section includes the requested information.

Comment 7:

Please explain the basis used to select the transactions used in the Average Premium Data analysis and explain why Canaccord Adams excluded transactions in which the pre-announcement share price was less than $7.00.

Response 7:

The Filing Persons respectfully submit that the reference on page 14 of the Offer to Purchase to excluded transactions in which the pre-announcement share price was less than $7.00 has been revised in the Amendment to refer to excluded transactions in which the pre-announcement share price was less than $5.00, which is included in the revisions referenced in Response 6 above. The Filing Persons respectfully submit that U.S. cash merger transactions backed by financial sponsors since January 1, 2006 with transaction values at announcement between $200 million and $800 million were considered by Canaccord Adams to be most comparable. Because the contemplated transaction would be funded by a third-party debt investment, Canaccord Adams viewed going-private transactions backed by financial sponsors with similar transaction value as the most comparable to the Offer. Canaccord Adams excluded transactions with stock prices less than $5.00 because, in Canaccord Adams’ opinion, the trading characteristics of those stocks were not comparable to USANA, as institutional investors frequently abstain from acquiring meaningful positions in sub-$5.00 stocks and these stocks are more difficult to short. The foregoing explanations have been included in the Offer to Purchase in connection with Response 6 above.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Comment 8:

With respect to the Summary of Analysts’ Ratings and Estimates analysis, please disclose that Canaccord is one of the analysts included in the analysis. Also, explain the meaning of “stripped mean”; to the extent the stripped mean was derived by excluding any specific analyst’s estimates, please explain the basis used to do so. Finally, we note that the Canaccord Adams presentation does not appear to include stripped mean data with respect to this analysis; thus, with a view toward revised disclosure, tell us how Canaccord Adams arrived at the stripped mean future price targets.

Response 8:

In response to the Staff’s comment, the Filing Persons have revised the disclosure referenced in Response 6 above to disclose that Canaccord Adams is one of the analysts included in the analysis referenced in the second bullet point.

The Filing Persons respectfully submit that Canaccord Adams defines the “stripped mean” as the average of a data set excluding the highest and lowest outliers. Canaccord Adams applied the stripped mean multiple to eliminate the effect of the highest and lowest outliers from the calculation of the mean multiple. Canaccord Adams believes that by eliminating the outliers in a particular set of data, one can counteract the effect of skewness in any particular distribution of data.

Included in the revised disclosure referenced in Response 6 above is a revised presentation of Canaccord Adams’ analyst’s rating and estimates analysis data, which includes the stripped mean of future price targets.

Comment 9:

Please explain the basis used to select the companies used in the comparable companies analysis and the transactions used in the comparable transactions analysis, each on page 15. Also, explain why Canaccord Adams used the stripped mean multiples instead of the other multiples it calculated.

Response 9:

In response to the Staff’s comment, the requested explanations are included in the revised disclosure referenced in Response 6 above.

Comment 10:

With respect to the comparable transaction analysis, we note that the Canaccord Adams presentation includes 30 comparable transactions, none of which appear to be included in your disclosure. Please explain.

Response 10:

The Filing Persons respectfully submit that Canaccord Adams conducted separate analyses of the average premium paid in cash acquisition transactions and of recent acquisitions of direct selling and dietary supplement companies. We refer the Staff to Responses 7 and 9 above. Of the 23 companies included in the analysis of recent acquisitions of direct selling and dietary supplement companies, only Natrol, Inc., Arkopharma SA, and CPAC, Inc. were publicly traded at the time of acquisition and none of the corresponding transactions met the criteria used for companies included in the average premium data, because of one or more of aggregate transaction value, trading price, location, or date of announcement.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Comment 11:

Please disclose the “other significant factors” described on page 16 that led Canaccord Adams to conclude the offer price was reasonable despite the results obtained in its analyses based on EBITDA multiples.

Response 11:

In response to the Staff’s comment, the requested disclosure is included in the revised disclosure referenced in Response 6 above.

Comment 12:

Please provide the disclosure required by Item 1015(b)(2)-(4) of Regulation M-A with respect to Canaccord Adams.

Response 12:

In response to the Staff’s comment, the requested disclosure is included in the revised disclosure referenced in Response 6 above.

Comment 13:

We note that the Offer Participants based their fairness determination, in part, on the oral presentation by Canaccord Adams. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such persons must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

Response 13:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to replace the last sentence of the first paragraph under the Section of the Offer to Purchase entitled “POSITION OF PURCHASER, HOLDCO AND THE OFFER PARTICIPANTS” beginning on page 16 of the Offer to Purchase with the following:

These beliefs are based on a review of (1) the terms of the Offer and the Merger, (2) the analyses of Canaccord Adams described above under “—Presentation of Financial Advisor”, which analyses the Offer Participants adopt, and (3) the factors described below.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Comment 14:

Please revise to disclose the filing persons’ consideration of going concern value. Refer to Instruction 2 of Item 1014 of Regulation M-A.

Response 14:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to replace the last bullet point on page 16 of the Offer to Purchase in its entirety with the following:

•

The Offer Price, in comparison to the trading multiples of a group of companies selected by Canaccord Adams in the direct selling and dietary supplement industries, was within the range of implied per share equity values obtained by applying the stripped mean multiples of this peer group to the last twelve months (LTM) and 2008 estimated revenue of USANA of $23.55 to $26.33. Because these trading multiples reflect the value of the selected companies as going concerns, Purchaser, Holdco and the Offer Participants believe the Offer Price in comparison to these trading multiples is indicative of the value of USANA as a going concern.

Further, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to replace the first bullet point on page 17 of the Offer to Purchase in its entirety with the following:

•

The Offer Price, in comparison to prices paid in a number of recent acquisition transactions selected by Canaccord Adams involving companies in the dietary supplement and direct selling industries, was within the range of implied per share equity values obtained by applying the stripped mean multiples of the prices paid in these acquisitions to LTM and 2008 estimated revenue of USANA of $25.95 to $27.06. Because the prices paid in these selected acquisitions reflect the value of the target companies as going concerns, Purchaser, Holdco and the Offer Participants believe the Offer Price in comparison to the prices paid for the target companies is indicative of the value of USANA as a going concern.

Comment 15:

Please revise your disclosure on page 17 to describe the “uncertain growth prospects” and the “difficult market conditions…affecting direct selling companies.” Also, disclose the risks and uncertainties referenced instead of referring security holders to other reports.

Response 15:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to replace the fifth bullet point on page 17 of the Offer to Purchase in its entirety with the following:

•

Purchaser, Holdco and the Offer Participants believe the Offer Price to be fair considering USANA’s recent financial performance, profitability and uncertain growth prospects, as well as the difficult public market conditions specifically affecting direct selling companies. For example, direct selling companies like USANA are consumer driven businesses, and macroeconomic factors in the United States, such as the ongoing difficulties in the overall credit markets and the housing and mortgage markets, have negatively impacted consumer sentiment generally. Further, FDI has made allegations similar to those against USANA against other publicly-traded direct selling companies. Other significant factors in the market significantly

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

adversely affecting USANA’s prospects are described above under “Special Factors — Reasons for the Offer and the Merger.” In addition, the following risks and uncertainties identified in USANA’s Exchange Act reports represent factors that could materially limit USANA’s growth and profitability:

•	USANA’s dependence upon a network marketing system to distribute its products;

•	Activities of USANA’s independent Associates;

•

USANA’s planned expansion into international markets, including delays in commencement of sales in any new market, delays in compliance with local marketing or other regulatory requirements, or changes in target markets;

•	Rigorous government scrutiny of network marketing practices;

•	Potential political events, natural disasters, or other events that may negatively affect economic conditions;

•	Potential effects of adverse publicity regarding USANA, nutritional supplements, or the network marketing industry;

•	Extensive government regulation of USANA’s products, manufacturing, and network marketing system;

•	Potential inability to sustain or manage growth, including the failure to continue to develop new products;

•	An increase in the amount of Associate incentives;

•	Reliance on the use of information technology;

•	The adverse effect of the loss of a high-level sponsoring Associate, together with a group of leading Associates, in that person’s downline;

•	The loss of product market share or Associates to competitors;

•

Potential adverse effects of customs, duties, taxation, and transfer pricing regulations, including regulations governing distinctions between, and USANA’s responsibilities to, employees and independent contractors;

•	The fluctuation in the value of foreign currencies against the U.S. dollar;

•	Reliance on outside suppliers for raw materials and certain manufactured items;

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

•	Shortages of or significant price increases in raw materials used in certain of USANA’s products;

•	Product liability claims and other risks that may arise with USANA’s manufacturing activity;

•	Intellectual property risks;

•	Disruptions to shipping channels to distribute USANA’s products to international warehouses; and

•	The outcome of regulatory and litigation matters.

Comment 16:

We note that in both the peer group analysis and the comparable transaction analysis, the implied EBITDA multiples were not in line with analysts’ consensus price target and with the offer price. Please how the Offer Participants were able to make their fairness determination in light of these results.

Response 16:

The Filing Persons respectfully submit that EBITDA multiple is only one of several valuation metrics that the Filing Persons considered in their determination. Canaccord Adams is of the view that all but one of the analysts were significantly discounting the EBITDA valuation metric based on such analysts’ price targets, and the market was also discounting the metric based on the trading price. In response to the Staff’s comment, the foregoing is included in the revised disclosure referenced in Response 6 above and Item 13 (Item 8) of the Schedule TO.

The Tender Offer

Acceptance for Payment, page 25

Comment 17:

Please revise the language in this section that states that you will pay for tendered securities “as promptly as practicable after the expiration or termination of the Offer” to state that you will make such payment “promptly” as required by Rule 14e-1(c).

Response 17:

In response to the Staff’s comment, the Filing Persons have revised Item 4 of the Schedule TO to replace the phrase “as promptly as practicable after the expiration or termination of the Offer” in the first sentence of the last paragraph on page 25 of the Offer to Purchase with the phrase “promptly after the expiration or termination of the Offer.”

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Material U.S. Federal Income Tax Consequences, page 30

Comment 18:

We note your statements that the discussion “is for general information only.” Please delete this statement, as it implies that you are not responsible for the disclosure in your proxy statement.

Response 18:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 7) of the Schedule TO to delete the phrase “is for general information only and” in the third sentence of the last paragraph on page 30 of the Offer to Purchase.

Comment 19:

Please tell us why you need to qualify the disclosure in the last paragraph of this section by reference to “the Offer Participants’ knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response 19:

In response to the Staff’s comment, the Filing Persons have revised Item 2 of the Schedule TO to delete the phrase “to the Filing Persons’ knowledge,” in the first sentence of the penultimate paragraph on page 32 of the Offer to Purchase.

Certain Information Concerning USANA, page 32

Comment 20:

We note that you have disclosed Usana’s summary financial information in compliance with Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure to specifically incorporate by reference the financial information required by Item 1010(a) and (b) of Regulation M-A.

Response 20:

In response to the Staff’s comment, the Filing Persons have revised Item 13 (Item 8) of the Schedule TO to add the following sentence as the penultimate sentence in the first paragraph of the Section entitled “SUMMARY FINANCIAL INFORMATION” beginning on page 33:

Such financial information and related notes contained in those documents are incorporated by reference in this Offer to Purchase.

Certain Information Concerning Purchaser, page 35

Comment 21:

Please revise the footnotes to the table on page 37 to remove the phrase “may be deemed” with respect to beneficial ownership. Refer to the definition of beneficial ownership in Rule 13d-3.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

Response 21:

In response to the Staff’s comment, the Filing Persons have revised Item 3 of the Schedule TO to amend and restate in their entirety the beneficial ownership table and footnotes related thereto on pages 37 and 38 of the Offer to Purchase.

Comment 22:

Please revise to include the financial information required by Item 10 of Schedule TO. We note that your offer is subject to a financing condition.

Response 22:

Item 10 of Schedule TO (“Item 10”) requires that financial statements must be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. As noted by the Staff, the Offer is subject to a financing condition, which results in the Offer not satisfying the criteria for the safe harbor contained in Instruction 2 to Item 10. Although the Offer does not satisfy this safe harbor, the Filing Persons respectfully submit that financial information for the Filing Persons is not material to a shareholder’s decision whether to sell, tender or hold the securities that are the subject of the Offer.

Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” In the Regulation M-A adopting release (Release No. 33-7760, 34-42055; Oct. 26, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. Moreover, Section G.2(a) of the Adopting Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.”

As discussed in detail below, the Filing Persons believe that an application of the factors articulated by the SEC in the Adopting Release, together with other relevant factors, demonstrates that financial information for the Filing Persons is not material, notwithstanding that the Filing Persons are not able to rely on the safe harbor afforded by Instruction 2 of Item 10.

First, the Offer is for all outstanding shares of common stock of USANA (“Shares”) not already owned by the Filing Persons, for consideration consisting solely of cash. Gull Holdings, one of the Filing Persons, currently owns a majority of USANA’s outstanding Shares. As such, Gull Holdings already controls USANA and the purpose of the Offer is not to gain control.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

In addition, the Offer is conditioned on there being validly tendered and not withdrawn a sufficient number of Shares in the Offer such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Shares on a fully-diluted basis. The Filing Persons will not waive this condition, as further clarified in Item 4 of the Amendment. By achieving this level of ownership, the Purchaser will be able to merge itself with and into USANA without the approval or any other action on the part of the Board of Directors or shareholders of USANA. Promptly following the consummation of the Offer, the Filing Persons will effect the Merger, and all of the public shareholders of USANA who do not tender their Shares in the Offer will have the right to receive the same consideration as the tendering shareholders for their Shares. Thus, following the Offer and the Merger, the Filing Persons will own 100% of the Shares, and there will be no minority interest with a continuing investment that could be impacted by either the financial condition of USANA or the ability of the Filing Persons to provide or arrange for any future funding of USANA’s operations.

Finally, the funds to complete the Offer and the Merger are expected to be obtained from an institutional lender, subject to the terms and conditions of the commitment letter described in the Offer to Purchase. These loans will be made on the basis of the assets and financial condition of USANA and its subsidiaries. None of the Filing Persons will provide a guaranty or any other type of credit support for the loans, except for a pledge of the common stock of USANA held by Purchaser following the Offer and Holdco following the Merger. Purchaser and Holdco do not have, and will not have as of the completion of the Offer and the Merger, any other material assets. The financial condition of the Filing Persons has no bearing on the availability of the financing, as all of the financial conditions to the financing relate only to USANA and its subsidiaries. In this regard, the lender has not requested any financial information concerning the Filing Persons in connection with negotiating the commitment letter or documenting the loans. Financial information for USANA has been included or incorporated by reference into the Offer to Purchase pursuant to Item 1010(a) and (b) of Regulation M-A. Accordingly, financial information relating to the Filing Persons would not provide any additional relevant information to security holders in connection with their efforts to evaluate the terms of the Offer, gauge the likelihood of the Offer’s success and make an informed investment decision with respect to the Offer.

Certain Conditions of the Offer, page 42

Comment 23:

Refer to the penultimate paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response 23:

The Filing Persons supplementally confirm their understanding of the Staff’s position.

*        *        *        *        *         *

Mr. Daniel F. Duchovny

Securities and Exchange Commission

June 20, 2008

In addition to the comments set forth in the Comment Letter, the Staff also has requested that the Filing Persons address in this letter whether the nature of the changes to the disclosure in the Schedule TO in response to the Staff’s comments requires the Filing Persons to recirculate the Offer to Purchase, as amended, to security holders. The Filing Persons respectfully submit that the changes to the disclosure in the Offer to Purchase set forth in the Amendment do not constitute material changes in the information previously disclosed to security holders in a manner that would require recirculation of the Offer to Purchase. In particular, the Filing Persons do not believe that the revisions to the Section of the Offer to Purchase entitled “PRESENTATION BY FINANCIAL ADVISOR” constitute material changes to the prior disclosure that would require recirculation. The revisions to this Section do not reflect material changes in the analyses performed by Canaccord Adams, nor in the results of such analyses. Specifically, the changes to the disclosure do not alter the list of analyses performed by Canaccord Adams, the means, medians and ranges resulting from such analyses, or the comparison of the tender offer price to such results, each as set forth in the Offer to Purchase disseminated to security holders. Instead, the changes in the disclosure generally fall into one of three categories: (1) further background information regarding Canaccord Adams; (2) more detailed information regarding how the specified analyses were performed by Canaccord Adams; and (3) cross-references to other information in the Offer to Purchase. Furthermore, substantially all of the information included in the new charts in this Section was included in the Canaccord Adams Discussion Materials filed as an exhibit to the original Schedule TO (see Response 5 above). Thus, this information has been accessible throughout the entire offering period to any security holder interested in more detail behind the analyses performed by Canaccord Adams.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1865 or Lisa Haddad at (617) 570-8311.

Very truly yours,

/s/ James A. Matarese James A. Matarese

cc:	Dr. Myron W. Wentz